[BBSI Letterhead]

November 10, 2017

Submitted on EDGAR as "CORRESP"

Mr. Joseph Cascarano

Senior Staff Accountant

Office of Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:	Barrett Business Services, Inc.

Form 10-K for the fiscal year ended December 31, 2016

Filed March 15, 2017

File No. 0-21886

Dear Mr. Cascarano:

We are in receipt of Larry Spirgel's letter addressed to Gary E. Kramer and dated November 2, 2017, regarding the subject filing. I am writing to confirm that, as stated in my voice mail message to you on November 10, 2017, we are requesting an extension of the response deadline set forth in the letter and will provide our response on or before December 1st, 2017.

Very truly yours,

/s/ Anthony Harris

Anthony Harris

Controller

8100 NE Parkway Drive, Suite 200 Vancouver, WA 98662 360.828.0700

www.barrettbusiness.com